(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

September 23, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Central Investment Portfolios LLC (the Company):
Fidelity Floating Rate Central Fund Fidelity High Income Central Fund I (the funds)
File No. 811-21667
Amendment No. 27

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company's registration statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company. This filing also includes a conformed copy of the manually signed consent of the Company's independent registered public accounting firm, the original of which is maintained at the offices of the Company.

This filing includes the following items: Cover letter, facing page, Part A, Part B, and Part C for Fidelity Floating Rate Central Fund and Fidelity High Income Central Fund I.

The funds' Part A and Part B, as filed herein, have been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 25. This filing also serves to update standard disclosure and implement editorial changes.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Catherine Conlin
Catherine Conlin
Legal Product Group